SEC FILE NUMBER
                                                                    0-7277
                                                                CUSIP NUMBER
                                                                  929330108

                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C.  20549

                                  FORM 12-B-25

                           NOTIFICATION OF LATE FILING

(Check One):
   Form 10-K      Form 20-F     Form 11-K    X  Form 10-Q      Form N-SAR
- ---           ----          ----           ----            ----

   For Period Ended:  August 9, 1996
                    -----------------------------------------------------
      Transition Report on Form 10-K
- ------
      Transition Report on Form 20-F
- ------
      Transition Report on form 11-F
- ------
      Transition Report on Form 10-Q
- ------
      Transition Report on Form N-SAR
- ------
For the Transition Period Ended:
                                -----------------------------------------------

- -------------------------------------------------------------------------------

   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

   If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                                       ------------------------
- -------------------------------------------------------------------------------


- -------------------------------------------------------------------------------

PART I -- REGISTRANT INFORMATION

- -------------------------------------------------------------------------------

   Full Name of Registrant:
                              WSMP, Inc.
- -------------------------------------------------------------------------------

   Address of Principal Executive Office (Street and Number):
                        1 WSMP Drive (P.O. Box 399)
- -------------------------------------------------------------------------------

   City, State and Zip Code:
                        Claremont, North Carolina  28610
- -------------------------------------------------------------------------------



- -------------------------------------------------------------------------------

PART II -- RULES 12-B-25 (B) AND (C)

- -------------------------------------------------------------------------------

   If the subject report could not be filed without unreasonable effort or expense, and the registrant seeks relief pursuant to Rule 12-b-25(b), the following should be completed.



(Check box if appropriate.)

      (a) The reasons describe in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 X    (b)  The subject quarterly report, or portion thereof will be filed on or
- ---   before the fifth calendar day following the prescribed due date; and

      (c)The accountant's statement or other exhibit required by Rule 12-b-25(c) has been attached if applicable.


- -------------------------------------------------------------------------------

PART III -- NARRATIVE

- -------------------------------------------------------------------------------

 State below in reasonable detail the reasons why Form 10-Q, or portion thereof, could not be filed within the prescribed period.

     WSMP, Inc. is party to $4,000,000 secured line of credit dated October 10, 1995 (the "Line of Credit") with NationsBank of North Carolina, N.A. ("NationsBank") which became due and payable as of July 25, 1996. WSMP, Inc. and NationsBank are negotiating an extension or replacement to the Line of Credit, which extension or replacement has not yet been finalized.

     This situation creates a technical violation of certain loan covenants in WSMP, Inc.'s loan agreements with its senior lenders, Aetna Life Insurance Company ("Aetna") and Phoenix Home Life Mutual Insurance Company ("Phoenix") under an Agreement dated April 2, 1987, as amended (the "Senior Loan Agreement"), and a technical violation of certain loan covenants in its Reimbursement Agreement dated June 1, 1992, as amended (the Reimbursement Agreement") with NationsBank concerning WSMP's Industrial Revenue Bond financing. WSMP, Inc. also has other technical violations of the loan covenants of the Reimbursement Agreement.

     WSMP, Inc. anticipates that it will receive waivers from Aetna and Phoenix and from NationsBank concerning the violations of the Senior Loan Agreement and the Reimbursement Agreement, respectively, upon the extension or replacement of the Line of Credit.

     WSMP, Inc. anticipates obtaining this extension or replacement of the Line of Credit during the period of five calendar days following the prescribed due date. The effect of obtaining such extension and waivers would be material and would result in a material recasting of WSMP, Inc.'s financial statements.



- -------------------------------------------------------------------------------

PART IV -- OTHER INFORMATION

- -------------------------------------------------------------------------------

  (1) Name and telephone number of person to contact in regard to this notification.
       Matthew V. Hollifield                     (704)            459-3103
           (Name)                             (Area Code)    (Telephone number)


  (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                          X Yes          No
                                                         ---          ---

  (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report of portion thereof?
                                                          X Yes          No
                                                         ---          ---


  If so, attach an explanation of the anticipated change, both narratively an quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                                WSMP, Inc.
- -------------------------------------------------------------------------------
                 (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:   September 23, 1996             By:   Matthew V. Hollfield
     ----------------------               --------------------------
                                          Matthew V. Hollifield, Vice President
                                          of Accounting

- -------------------------------------------------------------------------------